Filed by Nash-Finch Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Nash-Finch Company
Commission File No.: 0-785

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The following email was sent to military commissary and exchange customers on July 22, 2013:

Dear Valued Customer:

I want to share some exciting news with you.  This morning we announced that Nash Finch has agreed to combine with Spartan Stores, bringing together two highly complementary organizations to create one of the leading grocery wholesale and retail operators in the U.S. while maintaining our leadership position in the military commissary and exchange channels.  Attached is the press release we issued, but I wanted to take this opportunity share my thoughts about this compelling combination and what it  means for you as our customer.

By joining forces with Spartan Stores, a strong regional grocery distributor and retailer based in Grand Rapids, MI, we will create a leader in the grocery wholesale and retail business with increased size and geographic reach, which are important in the evolving grocery industry.  Importantly, Spartan Stores shares our commitment to serving our military heroes and their families at home and abroad, which means we will continue to serve our current network of military commissaries and exchanges as we have in the past.  As a larger, more efficient organization, we will be positioned to provide you with a more expansive portfolio of market-leading products and best-in-class services.

Following the completion of the transaction, Nash Finch’s military business will continue to be based in Norfolk, Virginia, and Ed Brunot, who serves as President of MDV, will continue to lead it in the combined organization. As a combined company we will also continue our longstanding practice of hiring military veterans and military family members.

The combined company will retain a presence in Minneapolis and Grand Rapids. Dennis Eidson, President and CEO of Spartan Stores, will serve as President and CEO of the combined company, and I will remain with the organization in an advisory role to help ensure a smooth transition.  I can assure you, Nash Finch and Spartan Stores share a common culture and passion for integrity, teamwork, innovation and dedication to the customers we serve.

This announcement is just the first step in the process as we work to obtain the necessary regulatory and other approvals prior to an expected closing by the end of calendar year 2013.  Until that time, Nash Finch and Spartan Stores will continue to operate independently, and for us, it is business as usual.  Rest assured that meeting your needs and the needs of our military heroes, continues to be Nash Finch’s number one priority – and our commitment to providing you with high quality products and outstanding service remains steadfast.

We will do our best to keep you informed throughout the process, but if you have any questions in the meantime, please do not hesitate to contact me.

We value our relationship with you and look forward to continuing to serve you well into the future.  Thank you for your continued support.

Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “expects,” “believes,” or “estimates,” “vision,” or similar expressions; that the combined company is “positioned,” for a result; that an event or trend "will" occur; or that a circumstance represents an “opportunity.” Forward looking statements relating to expectations about future results or events are based upon information available to Spartan Stores and Nash Finch as of today’s date, and are not guarantees of the future performance of Spartan Stores, Nash Finch or the combined company, and actual results may vary materially from the results and expectations discussed. Although Spartan Stores and Nash Finch have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Spartan Stores’ shareholders or Nash Finch’s stockholders and government approvals, or if any conditions to closing are not satisfied. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Spartan Stores’ and Nash Finch’s business and the combined company’s ability to compete in the highly competitive grocery distribution and retail grocery industry. The adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend of Spartan Stores, Nash Finch, and the combined company will be considered and declared by the respective board of directors at its discretion. The ability of Spartan Stores, Nash Finch, and the combined company to continue to declare dividends will depend on a number of factors, including future financial condition, profitability and compliance with the terms of applicable credit facilities. Additional information concerning these and other risks is contained in Spartan Stores’ and Nash Finch’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Spartan Stores, Nash Finch, the proposed merger or other matters and attributable to Spartan Stores or Nash Finch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Spartan Stores nor Nash Finch undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Important Information for Investors

Communications in this communication do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The issuance of Spartan Stores common stock in connection with the proposed merger will be submitted to the Spartan Stores’ shareholders for their consideration, and the proposed merger will be submitted to Nash Finch’s stockholders for their consideration.  Spartan Stores will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Spartan Stores and Nash Finch to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Spartan Stores. Spartan Stores and Nash Finch may also file other documents with the SEC concerning the proposed merger.  INVESTORS AND SECURITY HOLDERS OF SPARTAN STORES AND NASH FINCH ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Spartan Stores and Nash Finch, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Spartan Stores will be available free of charge on Spartan Stores’ website at www.spartanstores.com under the tab “Investor Relations” or by contacting Jeanne Norcross, Vice President Corporate Affairs, (616) 878-2830. Copies of documents filed with the SEC by Nash Finch will be available free of charge on Nash Finch’s website at www.nashfinch.com under the tab “Investors” or by contacting Kathleen Mahoney, Executive Vice President, General Counsel and Secretary, (952) 844-1262.

Participants in the Transaction

Spartan Stores, Nash Finch and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spartan Stores and stockholders of Nash Finch in connection with the proposed transaction.  Information about the directors and executive officers of Spartan Stores is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on June 14, 2013.  Information about the directors and executive officers of Nash Finch is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 11, 2013.  These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.